Pacific

WebWorks

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December 20, 2006

Via EDGAR

Craig Wilson, Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561, 100 F Street, N.E.

Washington, D.C. 20549

RE:

Pacific Webworks, Inc.

Forms 10-KSB for fiscal year ended December 31, 2005

Filed March 31, 2006

Dear Mr. Wilson,

Pacific WebWorks, Inc. (the “Company”) is requesting an extension for our response to your comment letter dated December 15, 2006.  The Company will be unable to prepare and file a response to your comment letter by January 2, 2007 due to the Christmas and New Year’s
holidays.  Accordingly, the Company requests that the due date of the response be extended to
January 16, 2007.

Thank you for your consideration of this request and please contact our counsel, Cindy Shy, at
435-674-1282, should you have any questions or concerns regarding this request for an extension.

Sincerely,

/s/ Kenneth W. Bell

Kenneth W. Bell

Chief Executive Officer

voice: 801-578-9020

180 South 300 West, Suite 400

Salt Lake City, Utah 84101

www.pacificwebworks.com

fax: 801-578-9019